Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1)  Registration Statement on Form F-3 (File No. 333-166697) of Seanergy Maritime Holdings Corp.
(2)  Registration Statement on Form F-3 (File No. 333-169813) of Seanergy Maritime Holdings Corp.
(3)  Registration Statement on Form F-3 (File No. 333-205301) of Seanergy Maritime Holdings Corp.

of our report dated April 4, 2017, with respect to the consolidated financial statements of Seanergy Maritime Holdings Corp., included in this report (Form 6-K).

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
 Athens, Greece
April 4, 2017